

Mission



Connecting licensed professionals

with opportunities to **provide care**

for others by **practicing good**.







Current Problems Facing Medical and Dental

Practices

 Team Inconsistency

 High Turnover

 Increasing Costs

 Time Consuming

 Low Accountability

Providers

 Lack of Flexibility

 Mundane Work

 Physically Taxing

 Fixed Schedule






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Password
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Solution

One platform that solves all of the following for patients, providers and practice owners.

- On-Demand Providers
- Thoroughly Screened and Approved
- Sophisticated Matching Algorithms
- Provider Accountability and Quality
- Economic Benefit for Provider and Practice

Simplified Platform

SPEED

Quickly matching Providers to Practices with one click. Utilizing AI to assign providers in close proximity for quick arrival.

SIMPLICITY

Streamlined account set-up and UI created to be easy to use. With the click of a button have a provider, a price and an ETA.





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Request Provider
Now
Future
Upcoming Providers
10 Dec - 11:25 AM
Chris Osborne

9:41
Summary
Time
8 Hours Edit
Cost
$300
Timothy Barber
Dental Hygienst
fillings
crown preps
Message
Call
Try To Request Another

CONNECTING

Utilizing technology to match users on a number of factors to promote both Provider and Practice satisfaction.

PRICING

Instead of slowing the process with pricing, negotiations, interviews, etc. pricing is automatically optimized for both parties.





Dental Market Potential

Fast growing marketplace with desperate need for disruption and innovation.



$48 BILLION

US DENTAL STAFF
MARKET SIZE



19.5% GROWTH

IN US DENTAL STAFF
OVER NEXT 10 YEARS





Total Addressable US Market



$352 BILLION

🦷 **Dental**

🩹 **Nursing**

🐾 **Veterinary**

➕ **Ambulatory Care**

Excluding MDs

Potential growth into other verticals and increasing temp pool.
*Approximately **$32 billion** from the above verticals currently goes to temp employees annually.*





Why Start in Dental?

Reduced Customer Acquisition in dental due to **founder's experience**, network and platform.





































THE DENTAL
EXPERIENCE
PODCAST
WITH HOST RYAN VET

How Are Dentists Judged By Patients?

Forbes | NBC NEWS RADIO | fda florida dental association | DE DENTAL ECONOMICS | MOVING AMERICA FORWARD | Thomas P. Hinman Dental Meeting | YANKEE DENTAL CONGRESS | SCN Speaking Consulting Network speak. learn. grow. | AADOM WHERE DENTAL LEADERS ARE BORN | Dental Speaker Institute | DENTISTRY TODAY

Provider Targets









RETIRED PROFESSIONAL

An individual that retired from full-time practice but still enjoys providing patient care.

STAY-AT-HOME PARENT

An individual who needs flexibility to practice on their schedule while raising a family.

RESIDENT

A licensed student in residency that wants to earn side income to offset low resident pay.

ANY PROVIDER

The reality is that any provider that wants a flexible schedule or additional hours can benefit.





Market Growth Approach

Dental Only

PILOT
Raleigh-Durham

PHASE 1
New York City
Los Angeles
Chicago
Miami
Dallas

PHASE 2
Houston
Philadelphia
Atlanta
Washington, DC
Boston

__Bold__ cities host annual national tradeshow.

PROPRIETARY AND CONFIDENTIAL



Current Marketplace Landscape

20,000+   TOTAL CURRENT STAFFING FIRMS
(ALL INDUSTRIES) IN THE USA

   STAFFING FIRM, DENTAL SPECIFIC
WITH ONLINE PORTAL

   REGIONAL, HEALTH-SYSTEM
FOCUS, UPWORK STYLE HIRING





The Market

	boon	TRADITIONAL AGENCY	Cloud Dentistry	ONDIEM
Automatic Matches	✓	✗	✗	✗
No Monthly Fees	✓	✗	✗	✗
Background Checks	✓	–	✗	✗
Credential Verification	✓	–	✗	✗
Provider Rewards	✓	✗	✗	✗





Problems Solved.



Speed & Flexibility

Practices can hire on-demand while providers can work where and when they want.



Satisfaction & Accountability

Practices can hire confidently knowing that the very best providers are on the platform.



Efficient Expenses

Providers can earn more and be in control of their earnings while practices cut out costly agency fees.





/bōōn/

noun

1) a thing that is helpful or beneficial.

2) a favor or request.





